希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

RECEIVED
2007 MAR 20 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : SEC/TW/USSEC/L058-07cc
Your Ref :

7 March 2007

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

07021952

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the preliminary announcement in relation to the final results for the year ended 31 December 2006, that was published in the Hong Kong newspapers on 7 March 2007 for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

Enc.

3/20

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

PRELIMINARY ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

- **Overall turnover up 1.4%; like-for-like turnover up 8.3%**
- **Profit excluding asset value changes and prior year tax provision up 17.8%**
- **Full-year dividends up 11.1%**

RESULTS

	Year ended 31 December 2006 *HK$M*	2005 *HK$M*	Change %
Turnover – Overall	1,268	1,250	1.4
– Excluding Entertainment Building[1]	1,268	1,171	8.3
Profit excluding asset value changes[2] and prior year tax provision	755	641	17.8
Underlying profit attributable to shareholders[3]	1,012	1,005	0.7
Profit attributable to shareholders	3,099	4,121	(24.8)
	HK cents	*HK cents*	
Earnings per share, based on:			
Profit excluding asset value changes[2] and prior year tax provision	71.60	60.94	17.5
Underlying profit attributable to shareholders[3]	96.03	95.60	0.4
Dividend per share	50.00	45.00	11.1
	At 31 December 2006 *HK$M*	2005 *HK$M*	
Shareholders' funds	27,828	24,667	12.8
Adjusted shareholders' funds[4]	30,729	27,134	13.2
	HK$	*HK$*	
Net assets value per share	26.37	23.42	12.6
Adjusted net assets value per share[4]	29.12	25.76	13.0

In preparing the Group's 2006 financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an independent professional valuer. Fair value changes on investment properties and related deferred tax were recognised through profit and loss. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gains has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gains on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes and prior year tax provision" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and prior year tax provision.

1 Entertainment Building was disposed of on 30 December 2005.

2 Asset value changes comprised realised gains on disposal of available-for-sale investments and investment properties and recognition of a recovery item totalling HK$257 million.

3 Excluded HK$2,030 million unrealised fair value gains on the investment properties portfolio net of deferred tax and minority interests, and HK$57 million on unrealised fair value gains included in an associate.

4 Adjusted for HK$2,901 million being the cumulative deferred tax provided on fair value

Gross Floor Area (million square feet)

	Office	Retail	Residential	Total
At 1.1.2005	2.7	1.2	0.8	4.7
Property disposed of on 30.12.2005 *(Note 1)*	(0.1)	(0.1)	-	(0.2)
At 31.12.2005	2.6	1.1	0.8	4.5
Property under redevelopment vacated on 30.9.2006 *(Note 2)*	(0.5)	(0.2)	-	(0.7)
At 31.12.2006	2.1	0.9	0.8	3.8

Notes:

(1) Entertainment Building
(2) Hennessy Centre

Turnover

	2006 From property held at year end[1] *HK$M*	2005 From property held at year end *HK$M*	2005 disposed[2] *HK$M*	2005 Total *HK$M*	Year-on-year Change From property held at year end[1] *HK$M*	%	Total *HK$M*	%
Office	509	462	39	501	47	10.2	8	1.6
Retail	491	463	40	503	28	6.0	(12)	(2.4)
Residential	232	209	-	209	23	11.0	23	11.0
Others	36	37	-	37	(1)	(2.7)	(1)	(2.7)
	1,268	1,171	79	1,250	97	8.3	18	1.4

Notes: (1) Hennessy Centre was vacated as of 30 September 2006 in preparation for redevelopment
(2) Entertainment Building was disposed of on 30 December, 2005

Office Sector
Positive rental reversion, which began in the second half of 2005, continued into 2006. The Group was successful in concluding renewals and new leases during the year with strong growth in rental rates. Such positive reversion, together with full-year contribution of renewals and new leases concluded in 2005, brought a 10.2% like-for-like office revenue growth to HK$509 million. Overall office sector revenue, reflecting the impact of the disposal of the Entertainment Building on 30 December 2005, increased by 1.6%.

Retail Sector
Although tourist spending continued to be a significant source of retail consumption, strong domestic demand on the back of favourable employment conditions and financial market performance became the key driver of rental growth in the retail sector. The Group's retail properties remained virtually fully let as at 31 December 2006. Renewals and new leases were successfully concluded with satisfactory rental rates growth during the year. A 6.0% like-for-like rental growth was recorded, since most of these renewals and new leases were completed during the second half of the year. Such rental rate increases will be translated into a full year contribution in 2007. Overall retail sector revenue, however, decreased slightly by 2.4% in light of the disposal of the Entertainment Building as at the end of 2005.

Residential Sector
There was a sustained demand for luxury residential properties from expatriates with more flexible housing budgets. Year-on-year growth was HK$23 million, up 11.0% from last year. This was mainly due to higher occupancy (2006: 92%, 2005: 89%) and to increased rental levels achieved for our residential units.

Property Expenses

rate borrowing as part of its interest costs management programme. The Group's average finance costs rose to 4.9% in 2006 (2005: 3.6%). Further discussions on financial management, including financing policy and financial risk management are set out in the "Financial Policy" section.

Taxation
Tax provision was HK$558 million in 2006 (2005: HK$856 million) principally due to reduced deferred tax provision relating to lower revaluation gains on investment properties and the absence of prior year tax provision of HK$103 million.

Investment Properties
The investment properties were valued at HK$32,473 million, up by 8.9% (HK$2,658 million) from HK$29,815 million in 2005.

Breakdown of the Group's investment properties value by sector as at year-end 2006 are: office: 37%, retail: 28%, residential: 19%, property under redevelopment: 15% and others: 1% and year-on-year capital growth by sector are (excluding property under redevelopment): office: 12%, retail: 6% and residential: 2%.

Available-for-sale Investments
Available-for-sale investments comprised principally securities listed in Hong Kong.

The Hong Kong stock market reached a record high in 2006. Total returns from the Group's listed securities portfolio, including both dividend income and capital value growth, were 57.3% (2005: 31.6%). Total fair value of our listed securities portfolio as at 31 December 2006 was HK$1,678 million (2005: HK$1,170 million).

Interests in associates
Interests in associates increased by HK$125 million (10.9%) over last year. This represented the Group's share of results in the Shanghai Grand Gateway and Singapore Amaryllis Ville projects.

Cash and bank balances
The cash and bank balances amounted to HK$385 million as at 2006 year-end (2005: HK$1,402 million), reflecting the application of funds for debt repayment during the year.

Borrowings
The carrying amount of the Group's gross debt stood at HK$2,821 million at year-end 2006, a decrease of HK$1,480 million (34.4%) from HK$4,301 million as at 31 December 2005. This reflected the Group's debt reduction utilising cash flow from operations and the application of sales proceeds of the Entertainment Building and equity investment.

Taxation
Provision for current taxation and deferred taxation increased to HK$3,574 million in 2006 (2005: HK$3,077 million). The net increase was made up of a HK$110 million charge for the year, and HK$448 million related to additional deferred tax associated with investment properties revaluation gains, reduced by tax payments of HK$61 million.

Shareholders' funds
Shareholders' funds increased by 12.8% from HK$24,667 million in 2005 to HK$27,828 million in 2006, mainly attributable to results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted shareholders' funds rose from HK$27,134 million in 2005 to HK$30,729 million in 2006.

Minority interests
The increase of HK$94 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.

Contingent liabilities
As of 31 December 2006, there were no guarantees granted to external parties.

For the sake of completeness, both the overall turnover percentage increase and the like-for-like percentage increase were used in the Results highlight. The like-for-like figure is presented to show the percentage increase in turnover if the element of the Entertainment Building, which was disposed of at the end of 2005, is excluded.

CHAIRMAN'S STATEMENT

Overview
The 2006 global economy was generally favourable throughout the year, despite signs of slowdown in certain sectors of the U.S. economy towards the latter part of the year. The Hong Kong economic environment remained strong, supported by robust domestic demand and a strong financial market. Grade A office rental growth was underpinned by a generally limited supply and sustained demand in light of more business activities. More private consumption, in addition to spending by tourists, helped drive retail rents. Increased demand from expatriate executives ensured a steady growth for luxury residential rentals.

Performance
Overall 2006 turnover was HK$1,268 million, up 1.4% from 2005. If the element of the Entertainment Building (disposed of at the end of 2005) is excluded, the turnover increase would be 8.3%, driven by revenue growth in all sectors (office: 10.2%, retail: 6.0%, residential: 11.0%). Office sector turnover saw a healthy year-on-year increase, with positive rental reversions beginning in the second half of 2005 continuing into 2006.

Profit excluding asset value changes and prior year tax provision was HK$755 million, up 17.8% from the corresponding figure in 2005 (2005: HK$641 million).

Underlying profit, excluding unrealised revaluation changes on investment properties and related items, was HK$1,012 million (2005: HK$1,005 million). Underlying earnings per share for the period correspondingly rose to HK96.03 cents.

Profit was HK$3,099 million, 24.8% down from last year's HK$4,121 million, due mainly to the HK$1,650 million less fair value changes on the Group's investment properties taken to the income statement.

The external valuation of the Group's investment property portfolio increased to HK$32,473 million, up 8.9%. Adjusted shareholders' funds rose by 13.2% to HK$30,729 million.

The Board recommends the payment of a final dividend of HK40.0 cents per share (2005: HK35.0 cents). Together with the interim dividend of HK10.0 cents per share (2005: HK10.0 cents), there is an aggregate distribution of HK50.0 cents per share, representing a year-on-year increase of 11.1%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Business and Sustainability
Hysan aims to apply the highest standards of professionalism to our everyday business, and plays an active part in different aspects of community life. To us, the commitment to being both financially successful and a responsible business is not a mutually exclusive set of targets. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the wider context in which our company operates, and we therefore make decisions that balance short-term requirements and long-term concerns. These concerns include taking into consideration the impact of our actions on society and the environment.

Further information on our commitment to Corporate Responsibility is set out in a separate report that we have introduced this year.

Directors and Staff
I would like to take this opportunity to express my thanks not only to all our Board members for their wise counsel, but also to our dedicated staff members for their valuable contribution and good work during the year.

Outlook
Further growth in the Hong Kong economy is projected for 2007, though at a more moderate rate when compared with last year. The stabilization of interest rates and improving employment conditions should continue to provide a favourable environment for our property investment business.

Peter T. C. Lee
Chairman

Hong Kong, 6 March 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Operation Review

Turnover
Turnover comprised principally rental income derived from the Group's investment properties portfolio in Hong Kong.

The relevant occupancy rate, gross floor area and turnover of the Group's investment properties portfolio are as follows:

Occupancy

	2006	2005
Office	97%	95%
Retail	99%	99%
Residential	92%	89%

[illegible]

Property expenses amounted to HK$240 million (overall: up 1.3%; excluding the Entertainment Building: up 6.7%) This was mainly attributable to the increase in utilities and government rates, and higher direct cost incurred in revenue generation including agency costs, repairs and maintenance and building refurbishment.

Overall the property expenses were maintained at 19% of turnover.

Key indicators

	2006	2005
Property expenses *(HK$M)*	240	237
Percentage on turnover	19%	19%

Other Income
Other income mainly comprised dividend, interest and other receivables, which amounted to HK$147 million (2005: HK$38 million). This was attributable to the recognition of a recovery item, higher dividend income from the Group's listed securities investment and additional interest income derived by depositing the sale proceeds of the Entertainment Building received at the end of 2005.

Administrative Expenses
Administrative expenses increased by HK$8 million (7.8%) over the 2005 level. This included higher employee share option costs, which since 2005 are required to be recognised in the income statement on a cumulative basis under the applicable accounting standards, despite the fact that no cash outlay was involved. Other reasons included increased managerial staff costs and pay rises in line with the market.

Fair value changes on investment properties
The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard ("HKAS") 40. As at 31 December 2006, the investment properties of the Group were revalued at HK$32,473 million (2005: HK$29,815 million), by an independent professional valuer, being 8.9% higher than the corresponding value for last year. This reflected further increase in rentals of the Group's existing investment properties portfolio and the redevelopment of the Hennessy Centre.

Excluding additions, adjustments and disposals, fair value gains on investment properties of HK$2,576 million (2005: HK$4,226 million) were recognised in the consolidated income statement during the year.

	Fair Value *HK$M*
As at 31 December 2005	29,815
Additions and adjustments	84
Fair value gains	2,576
Disposals	(2)
As at 31 December 2006	32,473

Fair value changes on financial instruments
The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. Positive fair value changes of HK$31 million recognised in the income statement mainly represented the aggregate of the marked-to-market fair value movements of these financial instruments.

Net realised gain on disposal of available-for-sale investments
The Group has been managing its treasury assets held as long-term investments with the aim of balancing the anticipated liquidity position, funding needs and capital gains. For this reason, certain available-for-sale investments were disposed of during the year resulting in a net realised gain of HK$170 million (2005: Nil). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investments.

Share of results of Associates
The Group has 23.7% and 25.0% ownership in the Shanghai Grand Gateway and the Singapore Amaryllis Ville projects respectively.

The Shanghai Grand Gateway development continued to deliver a good performance. The Group's share of results, excluding revaluation gains, recorded a 3.5% increase year-on-year. 100% occupancy was recorded for the retail and office properties. Satisfactory occupancy was achieved for the residential properties, including the luxury residential and serviced apartment development completed in 2006. Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon, amounted to HK$57 million (2005: HK$182 million).

The Singapore Amaryllis Ville project continued to make a small positive contribution in 2006, reflecting the sale of additional units and increased rental income derived from the remaining units.

Finance costs
During 2006, sales proceeds from the Entertainment Building (completed on 30 December 2005) were used to further reduce the Group's debt level. This led to a 23.8% reduction in finance costs to HK$163 million (2005: HK$214 million), despite the progressively increasing market interest rate. The Group also repurchased some of its fixed rate notes and progressively reduced the proportion of its fixed

The Group has underwritten to its associates on cash calls to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Capital expenditure and management
The Group is committed to enhancing the asset value of its investment property portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to proactively review and implement maintenance activities. The redevelopment of Hennessy Centre, with demolition works commencing in the fourth quarter of 2006, is on schedule. This mixed office/retail complex has a projected gross floor area of approximately 710,000 square feet.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$81 million.

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to division heads, Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

At year end, the Group had HK$3.6 billion undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project, which the completion is expected by the end of 2009.

Financial Policy
We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 4.9% for 2006.

Financing
As at 31 December 2006, the total outstanding borrowings of the Group amounted to HK$2.9 billion, a decrease of 34.1% from HK$4.4 billion in 2005. All the outstanding borrowings are on unsecured and on a committed basis. The lowered debt level was attributed to cash flow from operations and the non-recurring cash receipts from the sale of Entertainment Building and equity investment. The remaining balance of the proceeds was placed in bank deposits. During the year, the Group has also repurchased a total nominal amount of US$18 million of the US$200 million 10-year fixed rate notes issued in February 2002. The repurchases were intended to make better use of the cash and effectively lower the net finance cost of the Group.

The Group always takes a prudent approach towards managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, to diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 14 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 25% of the Group's total borrowings while the remaining 75% outstanding debts were sourced from the capital market.

Liquidity and Cash Balance
The Group understands the importance of liquidity and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on the Hong Kong Stock Exchange. As at 31 December 2006, the market value of these securities totalled HK$1.7 billion and the balance of bank deposits amounted to HK$0.4 billion. Furthermore, the total undrawn committed facilities of HK$3.6 billion as at 31 December 2006, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2006, 56.3% of the outstanding debts will only be due after five years. Furthermore, there will not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.0 years. Therefore, there will be no refinancing pressure on our outstanding debts in the next few years.

The maturity profile is as follows:

	2006 HK$M	2005 HK$M
Maturing in more than two years but not more than five years	1,270	1,956
Maturing in more than five years	1,639	2,419
Total	2,909	4,375

Total debt at end of 2006 was HK$2.9 billion, HK$1.5 billion below the level in 2005. The source and application drivers leading to the lower debt are analysed below:

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	2006 HK$M	2005 HK$M	Change HK$M
Operating Activities			
Cash generated from operations	979	952	27
Tax paid	(61)	(111)	50
	918	841	77
Investing Activities			
Disposals less additions in investment properties	(80)	2,351	(2,431)
Interest and dividends received	60	33	27
Disposals less additions of available-for-sale investments	95	–	95
Receipts from overseas projects	106	17	89
Others	(6)	(7)	1
	175	2,394	(2,219)
Financing Activities			
Dividends paid	(482)	(407)	(75)
Finance costs	(144)	(200)	56
Net decrease in borrowings	(1,487)	(1,248)	(239)
Others	3	–	3
	(2,110)	(1,855)	(255)
Net (decrease) increase in cash balances	(1,017)	1,380	(2,397)

Cash generated from operations was HK$979 million, an increase of HK$27 million from the previous year, reflecting a stronger business performance. HK$61 million were used to pay the tax amount due during the year.

Net cash generated from investing activities was HK$175 million, decreased from last year by HK$2,219 million. The change was mainly due to the disposal of Entertainment Building in 2005, while interest and dividends received, disposals less additions of available-for-sale investments and receipts from overseas projects increased by HK$211 million over 2005 comparatives.

Net cash used in financing activities in 2006 primarily resulted from interest payment and repayment of debt borrowings of HK$1,631 million and the payment of dividends of HK$482 million.

Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2006 was 4.9%. The Federal funds rate continued its progressive 0.25% increase during the first half of 2006 and remained stable for the remainder of the year, in line with market expectations. The orderly increase has a flattening effect on the forward interest rate yield curve, diminishing the financial benefit of maintaining a high level of fixed rate debt. For this reason, the focus returned to our longer term target of 30% fixed rate debt portion, hence some of the interest rates hedging instruments expired in 2006 were not replaced. As a result, the interest rate hedging ratio has decreased from 50.2% in 2005 to 35.3% in 2006.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes,

CONSOLIDATED BALANCE SHEET
At 31 December 2006

	2006 HK$'000	2005 HK$'000
Non-current assets		
Investment properties	32,473,158	29,815,430
Property, plant and equipment	69,309	69,477
Prepaid lease payments	122,933	123,096
Investments in associates	443,569	333,514
Amount due from an associate	186,117	171,131
Available-for-sale investments	1,745,427	1,256,100
Derivative financial instruments	2,474	32,004
Other receivables	21,571	29,549
	35,064,558	31,830,301
Current assets		
Amount due from an associate	642,338	642,596
Derivative financial instruments	2,315	14,195
Accounts receivable and other receivables	158,831	102,273
Time deposits	381,971	1,401,230
Cash and bank balances	3,031	284
	1,188,486	2,160,578
Current liabilities		
Derivative financial instruments	39,495	64,057
Accounts payable and accruals	198,736	217,358
Rental deposits from tenants	102,418	121,604
Amounts due to minority shareholders	327,256	–
Advances from investees	54,060	54,068
Taxation payable	225,781	198,139
	947,746	655,226
Net current assets	240,740	1,505,352
Total assets less current liabilities	35,305,298	33,335,653
Non-current liabilities		
Borrowings	2,820,621	4,300,523
Derivative financial instruments	44,560	39,802
Amounts due to minority shareholders	–	327,256
Rental deposits from tenants	183,282	135,009
Deferred taxation	3,348,828	2,879,451
	6,397,291	7,682,041
NET ASSETS	28,908,007	25,653,612
Capital and reserves		
Share capital	5,275,687	5,266,304
Reserves	22,552,019	19,400,992
Equity attributable to equity holders of the parent	27,827,706	24,667,296
Minority interests	1,080,301	986,316
	28,908,007	25,653,612

Notes:

1. **Basis of Preparation**
The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

2. **Principal Accounting Policies**
The principal accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the HKICPA that are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs has no material effect on how the results for the current or prior accounting years have been prepared and presented. Accordingly, no prior period adjustments has been required.

3. **Turnover**

(Page 2)

7. **Earnings Per Share**
The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to equity holders of the parent)	3,098,789	4,120,555
	2006 '000	**2005 '000**
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,054,166	1,051,502
Effect of dilutive potential ordinary shares: Share options	924	682
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,055,090	1,052,184

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the year should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". In 2006, net realised gain on disposal of available-for-sale investments and investment properties and recovery of a loan to an associate should also be adjusted in arriving at "Profit excluding asset value changes attributable to the equity holders of the parent". In 2005, net realised gain on disposal of investment properties and prior year tax provision was adjusted in arriving at "Profit excluding asset value changes and prior year tax provision attributable to the equity holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the consolidated income statement for the year is reconciled as follows:

	2006 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement	3,098,789	293.96
Gains arising from fair value changes on investment properties	(2,575,420)	(244.31)
Increase in deferred taxation in relation to fair value gains on investment properties	448,378	42.54
Gain arising from fair value changes on investment properties net of related deferred taxation attributable to minority interests	97,019	9.20
Gain arising from fair value changes on investment properties net of related deferred taxation from an associate	(56,521)	(5.36)
Underlying profit attributable to equity holders of the parent	1,012,245	96.03
Recovery of a loan to an associate	(87,043)	(8.26)
Net realised gain on disposal of available-for-sale investments	(170,277)	(16.15)
Realised fair value gain on disposal of investment properties	(191)	(0.02)
Profit excluding asset value changes attributable to equity holders of the parent	754,734	71.60

	2005 HK$'000	2005 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement		4,120,555	391.87
Gains arising from fair value changes on investment properties	(4,226,005)		(401.90)
Less: Gains arising from fair value changes on disposed investment properties	467,019	(3,758,986)	44.41
Increase in deferred taxation in relation to fair value gains on investment properties		668,351	63.56
Gain arising from fair value changes on investment properties net of related [illegible]			

These foreign exchange exposures amounted to the equivalent of HK$1,283 million or 3.5% of the total assets.

Use of Derivatives
The Group uses derivatives extensively to manage the volatilities and pricing risks of its treasury assets and liabilities, the bulk of which are related to hedging interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Credit Ratings
Credit ratings as at 31 December 2006 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

Financial Ratios
Net Interest Coverage
As at 31 December 2006, the net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 6.9 times (2005: 4.6 times).

Net Debt-to-Equity
At 2006 year-end net debt-to-equity (defined as gross debt less cash and cash equivalents divided by adjusted shareholders' funds) was 7.9% (2005: 10.7%).

FINANCIAL INFORMATION

The financial information in this announcement does not constitute the Group's financial statements for the year, but represents an extract from those financial statements. The accounting policies used are consistent with those set out in the Annual Report 2005. The financial statements for the year have been reviewed by the Audit Committee of the Company.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Group's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006

	Notes	2006 *HK$'000*	2005 *HK$'000*
Turnover	3	1,268,115	1,249,796
Property expenses		(240,561)	(237,351)
Gross profit		1,027,554	1,012,445
Other income		147,089	38,327
Administrative expenses		(111,336)	(102,889)
Finance costs		(162,762)	(214,585)
Fair value changes on investment properties		2,575,611	4,226,005
Fair value changes on financial instruments		31,395	(24,777)
Net realised gain on disposal of available-for-sale investments		170,277	–
Share of results of associates		120,053	241,358
Profit before taxation		3,797,881	5,175,884
Taxation	4	(558,342)	(856,583)
Profit for the year	5	3,239,539	4,319,301
Attributable to:			
Equity holders of the parent		3,098,789	4,120,555
Minority interests		140,750	198,746
		3,239,539	4,319,301
Dividends	6		
Dividends paid		474,147	420,213
Dividends proposed		422,055	368,641
Earnings per share	7		
Basic		HK293.96 cents	HK391.87 cents
Diluted		HK293.70 cents	HK391.62 cents

Turnover comprises:

Gross rental income from investment properties	1,267,576	1,249,392
Management fee and security service income	539	404
	1,268,115	1,249,796

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. **Taxation**

	2006 *HK$'000*	2005 *HK$'000*
Hong Kong Profits Tax for the year	90,163	75,270
(Over) underprovision in prior years	(924)	25
Prior years provision	–	103,000
	89,239	178,295
Deferred tax:		
– changes in fair value of investment properties	448,378	668,351
– changes in fair value of disposed leasehold properties	–	(4,903)
– other temporary differences	20,725	14,840
	469,103	678,288
	558,342	856,583

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both years.

At the date of issue of the consolidated financial statements, the Group has disputes with the Hong Kong Inland Revenue Department regarding additional tax assessments for prior years. A tax provision of HK$193 million has been made in previous years.

However, it remains the Directors' view that the Group still has ample grounds to contest the assessments based on tax principles as well as facts and the Group will continue to pursue the objection against the additional assessments vigorously.

5. **Profit For The Year**

	2006 *HK$'000*	2005 *HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Staff costs	133,976	131,354
Retirement benefits scheme contributions	5,230	5,301
Forfeited contributions	(2,876)	(3,789)
Share-based payments	4,382	2,171
	140,712	135,037
Amortisation of prepaid lease payments	163	163
Depreciation for property, plant and equipment	6,738	5,787
Revaluation deficit (reversal of revaluation deficit) on building for own use	58	(65)
Auditors' remuneration	1,770	1,740
Gross rental income from investment properties	(1,267,576)	(1,249,392)
Less: Direct operating expenses that generated rental income	234,156	233,575
Direct operating expenses that did not generate rental income	6,405	3,776
	(1,027,015)	(1,012,041)
Dividends from		
– listed investments	(41,081)	(33,714)
– unlisted investments	(20)	–
	(41,101)	(33,714)
Interest income	(18,075)	(2,914)
Share of tax of an associate (included in share of results of associates)	57,090	107,646
Recovery of a loan to an associate	(87,043)	–
Loss on disposal of property, plant and equipment	432	9
Net foreign exchange (gain) loss	(287)	19

6. **Dividends**

	2006 *HK$'000*	2005 *HK$'000*
Dividends recognised as distribution during the year:		
Interim dividend paid – HK10 cents per share (2005: HK10 cents)	105,461	105,224
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2005	45	–
2005 Final dividend paid – HK35 cents per share	368,641	–
2004 Final dividend paid – HK30 cents per share	–	314,989
	474,147	420,213
Final dividend proposed – HK40 cents per share (2005: HK35 cents)	422,055	368,641

investment properties net of related deferred taxation from an associate	(181,523)	(17.26)
Underlying profit attributable to equity holders of the parent	1,005,271	95.60
Prior year tax provision	103,000	9.80
Realised fair value gain on disposal of investment properties	(467,453)	(44.46)
Profit excluding asset value changes and prior year tax provision attributable to equity holders of the parent	640,818	60.94

ADDITIONAL INFORMATION

Corporate Governance
The Board and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

The Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the review year, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. Such terms of reference are considered appropriate in the light of the current organisation structure and business activities of the Group. Further information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in the Annual Report.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers
All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules throughout the review year.

Purchases, Sale or Redemption of the Company's Listed Securities
During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices
The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2006 was 492. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement
A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 15 May 2007. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2006 final dividend at the Company's Annual General Meeting and (2) the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members
The share register will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 3 May 2007. The final dividend will be paid on or about Tuesday, 12 June 2007.

END

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 6 March 2007

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

The 2006 Annual Report containing all the information required by the Listing Rules will be dispatched to shareholders and made available on the websites of the Company (www.hysan.com.hk) and the Stock Exchange around the end of March 2007.